Exhibit 99.3

01SXXA 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Proxy - Common Shares - Annual General Meeting to be held on May 6, 2022 This proxy is solicited by and on behalf of TELUS management. .. COMMON VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the persons whose names are printed on this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 pm (ET), on May 4, 2022. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (ET) on the second-last business day before the reconvened meeting date. .. CONTROL NUMBER 1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 pm (ET) on May 4, 2022 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4HE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY YOU HOWEVER IF YOU DO NOT GIVE SPECI C DIRECTION IN RESPECT OF ANY MATTER THIS PROXY WILL BE voted as recommended by management if you appoint as your proxy the persons whose names are printed on this proxy. 4HIS PROXY CONFERS DISCRETION ON THE PROXYHOLDER WITH RESPECT TO AMENDMENTS TO MATTERS IDENTI ED IN THE .OTICE OF !NNUAL 'ENERAL -EETING AND OTHER MATTERS THAT MAY properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice IS SPECI ED OR WHERE BOTH CHOICES ARE SPECI ED IN RESPECT OF ANY MATTER THE COMMON SHARES SHALL BE VOTED &/2 THE MATTERS LISTED IN ITEMS AND ON THE REVERSE 4HIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE 4%,53 #ORPORATION INFORMATION CIRCULAR ACCESSIBLE BY FOLLOWING THE INSTRUCTIONS IN THE ACCOMPANYING .OTICE AND ACCESS NOTI CATION to shareholders. Notes to proxy Fold Fold To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. 1-866-732-VOTE (8683) Toll Free To Virtually Attend the Meeting • You can attend the meeting virtually by visiting telus.com/agm. For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/telus2022. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 C1234567890 X X X Holder Account Number CPUQC01.E.INT/000001/i1234 12345 12345 12345

331916 .. AR1 01SXYB Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than Messrs. Auchinleck or Entwistle. I/We being holder(s) of TELUS Corporation common shares hereby appoint: R. H. (Dick) Auchinleck, Chair of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation OR AS MY OUR PROXYHOLDER WITH FULL POWER OF SUBSTITUTION AND TO VOTE IN ACCORDANCE WITH THE FOLLOWING DIRECTION OR IF NO DIRECTIONS HAVE BEEN GIVEN AS THE PROXYHOLDER SEES T and all other matters that may properly come before the annual general meeting of TELUS Corporation (the Company) to be held via live audio webcast online at telus.com/agm, on May 6, 2022 at 8:30 a.m. (PT), and at any adjournment thereof, to the extent permitted by law. 6/4).' 2%#/--%.$!4)/.3 !2% ).$)#!4%$ "9 ()'(,)'(4%$ 4%84 /6%2 4(% "/8%3 Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management if you appoint as your proxy the persons whose names are printed on this proxy. MM / DD / YY Signature(s) Date 1. Election of Directors 2. Appointment of Auditors !PPOINT $ELOITTE ,,0 AS AUDITORS FOR THE ENSUING YEAR AND AUTHORIZE DIRECTORS TO X THEIR REMUNERATION Withhold &OR Withhold &OR Withhold &OR Withhold &OR 3. Advisory vote on Say on Pay Approve the Company’s approach to executive compensation. Against &OR 06. Darren Entwistle 07. Thomas E. Flynn 01. R. H. (Dick) Auchinleck 02. Raymond T. Chan 03. Hazel Claxton 08. Mary Jo Haddad 13. Marc Parent 09. Kathy Kinloch 04. Lisa de Wilde 05. Victor Dodig 11. John Manley 12. David Mowat 14. Denise Pickett Fold Fold I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS These documents are available at telus.com/investor so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not RETURN THIS FORM THE INTERIM NANCIAL STATEMENTS AND -$ ! WILL NOT BE mailed to you. I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT The annual report is available at telus.com/investor so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you. NOTE: If you are appointing a proxyholder other than Messrs. Auchinleck or Entwistle, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 p.m. (ET) on May 4, 2022 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 10. Christine Magee 2ECONlRM THE 4%,53 3HAREHOLDER 2IGHTS 0LAN 15. W. Sean Willy MR SAM SAMPLE 123 C1234567890 XXX TELQ 999999999999 XXXX